DC

No Act

P.E. 12-18-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044058

February 8, 2007

Jeffrey B. King
Senior Counsel
Apache Corporation
2000 Post Oak Boulevard
Suite 100
Houston, TX 77056-4400

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2007

Re: Apache Corporation
Incoming letter dated December 18, 2006

Dear Mr. King:

This is in response to your letter dated December 18, 2006 concerning the shareholder proposal submitted to Apache by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L Street, N.W.
Washington, DC 20036

6769

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

Apache CORPORATION

WWW.APACHECORP.COM
(713) 296-6000

December 18, 2006

RECEIVED
2007 JAN 12 AM 10: 29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by certain shareholders of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of shareholders proposed to be held on May 2, 2007. The definitive copies of the 2007 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2007. The Proposal is sponsored by the AFSCME Employees Pension Plan (the "Proponent").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of the following documents:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2007 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Background

The Proposal requests that the Company include in its 2007 proxy statement and form of proxy a resolution for a vote by the holders of the Company's common stock as follows:

> RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article XIII section 1 of the bylaws of Apache Corporation ("Apache"), stockholders of Apache hereby amend the bylaws to add the following Section 22 to Article V:
>
> "The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the 'Nominator') for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

For the reasons set forth below, the Company believes that the Proposal violates the Commission's rules for the solicitation of proxies and, as such, may be omitted from the Company's proxy materials.

Discussion

Rule 14a-8(i)(3) provides that the Company may exclude a shareholder's proposal if "the proposal or its supporting statement is contrary to any of the Commission's proxy rules." The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because (a) it violates Rule 14a-7, which requires shareholders to bear the costs associated with mailing security holder proxy solicitations and (b) coupled with other governance proposals, provides a means of circumventing required disclosures in a solicitation seeking a change in control of the Company.

Rule 14a-7 provides that a shareholder seeking to mail proxy materials to the Company's other shareholders may request that the Company either provide a list of shareholders or, at the Company's option, mail the shareholder's proxy materials but at the shareholder's expense. If the Company elects to provide the shareholder with a list of shareholders, the shareholder mails the materials and obviously bears the associated costs. If, however, the Company chooses to mail the shareholder's materials itself, 14a-7 states that, "[t]he registrant shall mail the security holder material with reasonable promptness after tender of the material to be mailed, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such mailing." In adopting Rule 14a-7, the Commission allowed companies the option of handling a proxy mailing for a shareholder, rather than being required to provide a shareholder list, but recognized that a soliciting shareholder should always bear the costs of its solicitation. By requiring the Company to reimburse a soliciting shareholder's expenses, the current proposal, if adopted, would upset the careful balance that the Commission established and is therefore contrary to the proxy rules.

In addition to the inappropriate shifting of costs for a proxy solicitation, the Proposal could lead to a proxy contest that results in a change in control without proper disclosure by the soliciting shareholder. In addition to the Proposal, other shareholder proposals are being submitted to companies seeking to make it easier to remove and/or replace directors of public companies. Two of the most common proposals are (i) various requirements seeking to impose a majority vote standard for the election of directors, even in uncontested elections, and (ii) the elimination of classified boards of directors.[1] A majority vote standard and a non-classified board would allow an independent proxy advisor, such as Institutional Shareholder Services, to orchestrate a campaign to deny votes to a company's entire slate of nominees while at the same time not urging the withholding of votes for a soliciting shareholder's nominees. The proxy advisor would conduct this campaign without filing any soliciting material since the advisor will not be soliciting proxies per se.

At the same time, a soliciting shareholder could seek to run a slate of directors of fewer than 50% of the board in opposition to the existing board members; in fact the solicitation could be for a single director. Because the solicitation is for less than the number of seats needed for control of the board, the soliciting shareholder would likely take the position that it is not required to make the disclosures necessary for shareholders to understand the consequences of a change in control. However, if all of the existing directors of the company receive less than a majority of the votes cast and the soliciting shareholder's nominee does receive a majority, the newly elected nominee will be the sole director of the company and so a change in control will have occurred without appropriate disclosure prior to the change.

The proponents cite "the unavailability of reimbursement for director campaign expenses for so-called 'short slates'" as a cause for the scarcity of such campaigns, and the passage of the Proposal is clearly intended to increase the number of such contests. As a result, increased "short slate" proxy contests will increase the likelihood of a change in control election without proper compliance with the Commission's proxy rules.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2007 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's

---

[1] See, *Alert*, Vol. 11, No. 31, p. 268, August 25, 2006, Council of Institutional Investors, for a discussion of the number of such proposals and results for the 2005 and 2006 proxy seasons.

position. Notification and a copy of this letter are simultaneously being forwarded to the Proponents.

Very truly yours,

Jeffrey B. King
Senior Counsel

Enclosures

Exhibit A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

Via Overnight Mail and Telecopier (716) 296-6496
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056
Attention: Cheri L. Peper, Corporate Secretary

Dear Ms. Peper:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Apache Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,174 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

Gerald W McEntee

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article XIII section 1 of the bylaws of Apache Corporation ("Apache"), stockholders of Apache hereby amend the bylaws to add the following Section 22 to Article V:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Apache. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed bylaw would provide reimbursement for reasonable expenses incurred in successful short slate efforts—but not contests aimed at changing control by ousting a majority or more of the board—with success defined as the election of at least one member of the short slate.

The bylaw would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident stockholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge stockholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

Via Overnight Mail and Telecopier (716) 296-6496
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056
Attention: Cheri L. Peper, Corporate Secretary

Dear Ms. Peper:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.
For Everything You Invest In™

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQ7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-6410
kyakimowsky@statestreet.com

October 24, 2006

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Certification Letter for APACHE (cusip #037411105)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for 2,174 shares of Apache common stock (cusip #037411105) held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of *the Company's* common stock continuously for at least one year prior to the date of this certification letter. The Plan continues to hold the shares of Apache stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 9, 2007

RECEIVED
2007 JAN 10 PM 12: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Apache Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Apache Corporation ("Apache") a shareholder proposal (the "Proposal") that would amend Apache's bylaws to provide reimbursement for proxy contest expenses for successful sponsors of short-slate director challenges (i.e., those in which control of the board is not sought).

In a letter to your office dated December 18, 2006, Apache stated that it intends to omit the Proposal from its proxy materials being prepared for the 2007 annual meeting of shareholders. Apache argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3) because the Proposal violates certain of the Commission's other proxy rules, including Rule 14a-7. As discussed more fully below, Apache has not met its burden of showing that the Proposal violates any of the Commission's rules and its request should accordingly be denied.

The Proposal Does Not Violate Rule 14a-7

Apache urges that the Proposal violates Rule 14a-7 by establishing a cost-shifting regime different from the one supplied by that Rule. Rule 14a-7 requires a registrant, upon the request of any security holder, to (1) provide the security holder with a list of holders of the registrant's securities or (2) mail the security holder's soliciting material to other security holder's at the soliciting security holder's expense. The registrant has the power to decide between these two options.

Implicit in Apache's argument is that the notion that the cost-allocation scheme provided in Rule 14a-7 is mandatory; otherwise, it would make no sense to speak of the Proposal "violating" that scheme. But that is simply not the case. Rule 14a-7 is not the exclusive mechanism for learning the identities of their fellow shareholders and distributing soliciting material to them. Indeed, because Rule 14a-7 gives the company the option of mailing soliciting material without giving the soliciting shareholder the contact information needed to follow up by mail or phone, it is not often used by soliciting shareholders. See Randall Thomas, "Improving Shareholder Monitoring and Corporate Management by Expanding Statutory Access to Information," 38 Arizona L. R. 331, 361 (1996). Instead, shareholders turn to state inspection statutes, such as section 220 of the Delaware General Corporation Law, that give shareholders the right to demand a shareholder list.

The Commission has recognized that state inspection statutes supplement, and in many cases supplant, Rule 14a-7. In Exchange Act Release No. 29315, which proposed changes to Rule 14a-7, among other rules, the Commission stated, "Since the choice of whether to produce a list or mail under current Rule 14a-7 resides exclusively with the registrant, those securityholders who wish to employ the list to conduct a personal solicitation normally must pursue in the courts any state statutory or common-law rights thereto."

It is thus clear that the Commission does not intend for Rule 14a-7 to serve as the sole means by which shareholders can distribute soliciting material. Accordingly, the fact that Rule 14a-7 imposes the cost of such distribution on the soliciting shareholder does not preclude companies from adopting a different cost allocation—such as the one urged in the Proposal--if they believe it would be beneficial.

<u>The Proposal Would not Facilitate Circumvention of the Commission's Disclosure Requirements Relating to Proxy Contests</u>

In a puzzling argument, Apache also contends that the Proposal would somehow permit sponsors of dissident contests, including a contest "that results in a change of control," to circumvent the disclosure requirements applicable to such contests. It is important to note at the outset that the Proposal deals only with contests in which control is <u>not</u> sought. Further, it is not clear how the fact that independent proxy advisors are not subject to the Commission's disclosure requirements has any bearing on the Proposal.

Apache attempts to outline a sort of doomsday scenario, in which a dissident nominates a short slate of candidates at a company with a majority vote standard for director election and an independent proxy advisor (rather than simply supporting the dissident nominees) urges shareholders to withhold their votes from the entire board, resulting in the entire incumbent board being ousted and only the dissident candidates being elected. But the availability of reimbursement for contest expenses has no bearing on the legal effect or desirability of such an outcome. Indeed, the situation described by Apache could occur today at any company with a declassified board and majority vote standard for director election. In any event, a dissident that sponsors a short-slate director election contest is bound by the Commission's disclosure rules and must file a proxy statement complying with those rules, regardless of the possible availability of reimbursement. The Proposal would not change that fact.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Jeffrey B. King, Senior Counsel
Apache Corporation
Fax # (713) 296-6481

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Apache Corporation
Incoming letter dated December 18, 2006

The proposal would amend the bylaws to provide procedures for reimbursement of reasonable expenses incurred by a stockholder or group of stockholders in a contested election of directors in specified circumstances.

We are unable to concur in your view that Apache may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Apache may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END